UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of: August 2023

Commission File Number: 001-40412

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VICINITY MOTOR CORP.

(Translation of registrant’s name into English)

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3168, 262nd Street

Aldergrove, British Columbia, Canada V4W 2Z6

Telephone: (604) 607-4000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

The information contained in Exhibits 99.1, 99.2, 99.3 and 99.4 of this Form 6-K shall be deemed to be incorporated by reference into the registrant’s Registration Statement on Form F-3 (File No. 333-272964)(including any prospectuses forming a part of such registration statement) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

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DOCUMENTS INCLUDED AS PART OF THIS REPORT

Exhibit No.	Description

99.1	Unaudited Interim Condensed Consolidated Financial Statements of the Registrant for the three and six months ended June 30, 2023.

99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Registrant for the three and six months ended June 30, 2023.

99.3	Form 52-109F2 Certification of Interim Filings by CEO (pursuant to Canadian regulations).

99.4	Form 52-109F2 Certification of Interim Filings by CFO (pursuant to Canadian regulations).

99.5	Press Release dated August 14, 2023 - Vicinity Motor Corp. Reports Second Quarter 2023 Financial Results.

101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Schema

101.CAL	Inline XBRL Taxonomy Extension Scheme Calculation Linkbase

101.DEF	Inline XBRL Taxonomy Extension Scheme Definition Linkbase

101.LAB	XBRL Taxonomy Extension Scheme Label Linkbase

101.PRE	Inline XBRL Taxonomy Extension Scheme Presentation Linkbase

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vicinity Motor Corp. (Registrant)

Date: August 14, 2023	By:	/s/ Danial Buckle
		Name:	Danial Buckle
		Title:	Chief Financial Officer

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